Mercedes-Benz Auto Lease Trust 2019-B
Investor Report
Collection Period Ended   31-Mar-2021

Amounts in USD

Dates

Collection Period No.	17				
Collection Period (from... to)	1-Mar-2021	31-Mar-2021			
Determination Date	13-Apr-2021				
Record Date	14-Apr-2021				
Payment Date	15-Apr-2021				
Interest Period of the Class A-1 Notes (from... to)	15-Mar-2021	15-Apr-2021	Actual/360 Days	31	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 4/15/2021	15-Mar-2021	15-Apr-2021	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	200,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	530,000,000.00	49,370,381.15	0.00	49,370,381.15	93.151663	0.000000
Class A-3 Notes	440,000,000.00	440,000,000.00	435,259,595.68	4,740,404.32	10.773646	0.989226
Class A-4 Notes	109,960,000.00	109,960,000.00	109,960,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,279,960,000.00**	**599,330,381.15**	**545,219,595.68**	**54,110,785.47**		
Overcollateralization	208,393,333.59	226,973,883.37	226,973,883.37			
Total Securitization Value	**1,488,353,333.59**	**826,304,264.52**	**772,193,479.05**			
present value of lease payments	612,169,560.17	215,431,922.17	195,269,222.89			
present value of Base Residual Value	876,183,773.42	610,872,342.35	576,924,256.16			

	Amount	Percentage
Initial Overcollateralization Amount	208,393,333.59	14.00%
Target Overcollateralization Amount	226,973,883.37	15.25%
Current Overcollateralization Amount	226,973,883.37	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	2.010000%	82,695.39	0.156029	49,453,076.54	93.307692
Class A-3 Notes	2.000000%	733,333.33	1.666667	5,473,737.65	12.440313
Class A-4 Notes	2.050000%	187,848.33	1.708333	187,848.33	1.708333
Total		**1,003,877.05**		**$55,114,662.52**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,413,935,666.91	751,886,597.84	697,775,812.37

Available 2019-B Collections

Lease Payments Received	19,950,670.67
Net Sales Proceeds-early terminations (incl Defaulted Leases)	20,526,126.78
Net Sales Proceeds-scheduled terminations	27,141,758.51
Excess wear and tear included in Net Sales Proceeds	47,503.35
Excess mileage included in Net Sales Proceeds	103,515.62
Subtotal	67,618,555.96
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	498.40
Total Available Collections	**67,619,054.36**

Distribution on the Exchange Note

(1) Total Servicing Fee	688,586.89
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (2.06%)	1,290,738.66
(3) Exchange Note Principal Distributable Amount	54,110,785.47
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	11,528,943.34
Total Distribution	**67,619,054.36**

Available Funds ABS Notes

Total Exchange Note Payments	55,401,524.13
Reserve Account Draw Amount	0.00
Total Available Funds	**55,401,524.13**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	1,003,877.05
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	54,110,785.47
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	286,861.61
Total Distribution	**55,401,524.13**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	688,586.89	688,586.89	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	1,003,877.05	1,003,877.05	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	82,695.39	82,695.39	0.00
thereof on Class A-3 Notes	733,333.33	733,333.33	0.00
thereof on Class A-4 Notes	187,848.33	187,848.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	1,003,877.05	1,003,877.05	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	54,110,785.47	54,110,785.47	0.00
Principal Distribution Amount	54,110,785.47	54,110,785.47	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,720,883.33
Reserve Fund Amount - Beginning Balance	3,720,883.33
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	31.60
minus Net Investment Earnings	31.60
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,720,883.33
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	31.60
Net Investment Earnings on the Exchange Note	
Collection Account	466.80
Investment Earnings for the Collection Period	498.40

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,488,353,333.59	34,342
Securitization Value beginning of Collection Period	826,304,264.52	22,503
Principal portion of lease payments	14,441,353.46	
Terminations- Early	15,899,475.70	
Terminations- Scheduled	22,203,544.90	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,566,411.41	
Securitization Value end of Collection Period	772,193,479.05	21,225

Pool Factor	51.88%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.71%
Weighted Average Remaining Term (months)	24.66	12.92
Weighted Average Seasoning (months)	13.74	25.90
Aggregate Base Residual Value	1,019,238,943.26	622,474,338.88
Cumulative Turn-in Ratio		80.14%
Proportion of base prepayment assumption realized life to date		39.04%
Actual lifetime prepayment speed		0.39%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	769,634,487.46	21,162	99.67%
31-60 Days Delinquent	1,454,263.99	38	0.19%
61-90 Days Delinquent	890,172.43	22	0.12%
91-120 Days Delinquent	214,555.17	3	0.03%
Total	772,193,479.05	21,225	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.143%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	599,027.57	16	18,227,652.31	429
Liquidation Proceeds	588,797.52		13,939,206.32	
Recoveries	418,650.39		2,872,195.53	
Principal Net Credit Loss / (Gain)	(408,420.34)		1,416,250.46	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.613)%	
Prior Collection Period	0.092 %	
Second Prior Collection Period	0.158 %	
Third Prior Collection Period	0.075 %	
Four Month Average	(0.072)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.095%

Average Net Credit Loss / (Gain)   3,301.28

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	39,070,404.44	1,262	407,484,598.70	12,681
Sales Proceeds and Other Payments Received	46,260,936.88		452,109,794.03	
Residual Loss / (Gain)	(7,190,532.44)		(44,625,195.33)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(10.796)%	
Prior Collection Period	(5.399%)	
Second Prior Collection Period	(5.009%)	
Third Prior Collection Period	(6.984%)	
Four Month Average	(7.047)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (2.998)%

Average Residual Loss / (Gain)   (3,519.06)